Exhibit 99.1

NQ Mobile Inc. enters into a binding agreement to sell Beijing Tianya

BEIJING and DALLAS, November 18, 2015 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced it has entered into a legally binding agreement (the “Agreement”) to sell NQ Mobile’s mobile health applications development and health industry search engine marketing business, currently operated by Beijing Tianya Co., Ltd., a wholly owned subsidiary of Beijing NQ Technology Co., Ltd., NQ Mobile’s consolidated affiliated entity, to Tack Fiori International Group Limited (“Tack Fiori”), a Cayman Islands company listed in Hong Kong, for an aggregate consideration of US$40 million, or the RMB equivalent, in cash (the “Consideration”).

The Company’s board of directors has approved both the transaction and the Agreement. The closing of the transaction is subject to the condition that Tack Fiori obtains the necessary approvals, including shareholder approval, to complete the transaction, as well as additional customary closing conditions, and the satisfaction and compliance of all relevant requirements under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange Limited.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of consumer and enterprise mobile Internet services. NQ Mobile’s portfolio of offerings includes mobile security and productivity, mobile search, mobile games & advertising applications for the consumer market and consulting, mobile platforms, and mobility management services for the enterprise market. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +86-10-64522017

+1-469-310-5281

Twitter: @NQMobileIR